PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

May 11, 2004

Continental Energy Receives Five Drilling Site Permits for its Indonesian Bengara-II Block

DALLAS - May 11, 2004 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has received five Production Sharing Contract (PSC) site permits for its 2004-2005 exploration drilling program in its Bengara-II Block in Indonesia.

Continental's 60% owned Indonesian operating subsidiary, Continental-GeoPetro (Bengara-II) Ltd., obtained secured land use permits from local village and Bulungan Regency governments. Each of the five drill sites consists of a land surface area 100 x 150 meters to accommodate drilling and production equipment. The permits grant exclusive land use rights for construction and drilling for oil and gas production purposes for the term of the Bengara-II PSC. Surface damage compensation for current and future agricultural crop losses was paid to local inhabitants.

The site licenses cover five proposed exploratory drill sites within Continental's Bengara-II Block production sharing contract area in East Kalimantan, Indonesia, including the three exploration well sites planned for 2004-2005. See Continentals press release dated May 4, 2004 for details of the three exploration wells planned.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling more than three million acres, and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com .